June 27, 2007

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Blackthorne Media Group, Inc.
      Commission File
No. 000-1392542
              Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form 10SB12G, together with all exhibits and amendments thereto, Commission File No. 000-
1392542 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 30, 2007.

Pursuant to the Registration Statement, the Registrant was informed by the SEC that it needed to provide further explanation into specifics of the company. This updated filing is still in progress, and the Registrant must request this withdrawal in order to have time to finish this process. The Registrant intends to resubmit the Registration as soon as the revised filing is completed.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Lauren Scott of Blackthorne Media
Group in connection with the Registration Statement, at (619) 818-
8116.

Sincerely,

/s/ Lauren Scott
Lauren Scott
Blackthorne Media Group, Inc.
President